100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-19

FEDERAL WETLANDS PERMIT APPLICATION PUBLISHED FOR POLYMET PROJECT

St. Paul, Minn. Dec. 16, 2013 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) -- PolyMet Mining is pleased to announce that the U.S. Army Corps of Engineers has published notice of PolyMet's Section 404 Wetland Permit application, a key federal permit needed for construction and operation of the company’s NorthMet copper nickel project located near Hoyt Lakes, Minn. The notice and application can be accessed at the USACE website: http://www.mvp.usace.army.mil.

A Section 404 Wetland Permit covers mitigation and replacement of wetlands that will be affected by a project. “We are confident PolyMet’s mitigation plan will satisfy the Clean Water Act’s requirements of no net loss of wetlands and the USACE St. Paul District’s wetland mitigation guidance,” said Jon Cherry, CEO and president.

The permit application is subject to public review and comment for 90 days. A public hearing is scheduled in Duluth Jan. 16, 2014, that will coincide with a public hearing for the NorthMet supplemental draft Environmental Impact Statement. A Record of Decision on the final EIS by the USACE will be the basis for issuance of the Section 404 Permit.

“The Section 404 Permit application is further demonstration of our progress in developing this important mineral resource and producing the metals we all rely on every day, creating high-paying and long-lasting jobs while protecting the environment,” Cherry said.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.